UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Results of Special General Shareholder Meeting

On July 11, 2024, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held its special general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposal which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”, respectively), which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on Jun 20, 2024.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, the following proposal (described in the Notice and Proxy Statement) was presented to our shareholders, with the following result based on the requisite majorities for approval of such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	Replacement of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appointment, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and authorization of the Company’s Board of Directors, or the Board, with the right to delegate such authority to the audit committee of the Board, to fix BDO Israel’s compensation in accordance with the nature of its services: approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: July 11, 2024	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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